INVEST IN **SIROCCO ENERGY**

Sirocco Wind Turbine is a linear wind generator for urban energy production


SIROCCO
ENERGY
Making urban
wind work

Highlights

1. Wind turbine fit for the urban areas
2. 5 years of extensive R&D in predecessor company, Sirocco Energy LLC
3. $50 billion market opportunity
4. Successfully developed product & patented technology
5. Won FINTECC (Finance and Technology Transfer Centre for Climate Change) award by EBRD

Our Team



Taras Vodyanyy

Serial entrepreneur. 13 years of experience in management, marketing and sales. Founder of the



Taras Vodyanyy

Serial entrepreneur. 13 years of experience in management, marketing and sales. Founder of the marketing agency TAK.

> We want to breathe clean air and drink clean water, we want our kids to live long and be healthy. It's impossible if we won't care about our resources, our nature. The transition to renewables will happen, it's obvious. The question is who will drive it? We want to change the urban landscape. Join us and let's make it green.



Anna Pryimak

Organizational psychologist with 11 years of management experience. Co-Founder of the hardware startup incubator DIY LAB.



Oleksandr Pryjmak



Highly experienced engineer and inventor with the wide expertise in fields from mechanical engineering to aerodynamics.

Pitch


Summary
Team
10 People
Launched
2017
Headquarters
Palo Alto
Intellectual property
Patents Pending
Awards
Climate Innovation
by FINTECC
Financed by
European Bank for Reconstruction
and Development (EBRD)
Featured on
TechRepublic
blue&green
ALTERNATIVE-ENERGIES.NET
The European Business Review
Entrepreneur


Investment
Opportunity
Early-Bird*
$600k
$1M
Regular Valuation: $7M
Early-Bird Valuation: $5M
* Early-Bird amount is for reference only. This slide does not depict how much was already raised.


Product Summary
Low Noise
Little Vibration
Affordable
Customizable
41dB
Sound Level
50%
Aerodynamic Efficiency
0.9 mm/s
Max Vibration
4 cents
per kWh
60μm
Max Displacement
safe for
birds
3m/s
Cut-in Wind Speed
55 m/s
Cut-in Wind Speed


Wind Turbine
Overview



The Future is Renewable Energy

Global energy consumption is expected to increase by 30% through 2035. Cities currently consume 75% of the world's resources and generate 80% of greenhouse gases.



No effective solutions for the cities

Current solutions don't work in the cities because of the high noise and vibration levels.

200,000 MW OF ENERGY IS WASTED while transporting to the cities, as power plants are based far from the consumption points.

Our Advantages

	Sirocco Wind Turbines	Solar Panels	Classical Wind Turbines
Efficiency	High	Low	High
Little Vibration	✓	✓	✗
Night Time Power Generation	✓	✗	✓
Modular	✓	✓	✗
Compact	✓	✗	✗
Noise Level	Low	Low	High
Safety	High	Medium	Low
Price	Low	Low	High

Sirocco Energy Benefits

1 Low Noise

Sirocco Turbines produce no infrasound and have low mechanical noise.

2 Little Vibration

Possible due to a large amount of the same elementsof the turbine, which are simple in shape and easy to produce.

3 Low Price

Spring damping system and small unsynchronized generators.

4 High Efficiency

Linear motion enables aerodynamic efficiency up to 50%.



Wide Applicability



- EV charging stations
- Shopping centers
- Private residences
- Warehouses
- Factories
- Apartment complexes

The number of electric vehicles on the US roads is projected to reach 18.7 million by 2030

Timeline

Reg CF
Target $1M

- **2015** Idea
- **2016** First prototype development
- **2017** First round of investment
- **2018** Patent filed in Europe
- **2019** Financed by the EBRD
- **2020** Second prototype development
- **2021** Patent filed in the US
- **2025** IPO or M&A

Forward-looking projections cannot be guaranteed.

The US Market is Huge

23 GW
New wind turbine installations in 2020

265 GW
Renewable energy installations in the USA

4 TWh
Electricity consumption in the United States

Bussiness Model

LEASING OF THE TURBINES

COMMERCIAL	EV CHARGING STATIONS	RESIDENTIAL
58K Factories	1,000 Stations	140M Units
620MW average annual electricity consumption of a factory	120MW average annual electricity consumption of a station	120MW average annual electricity consumption of a house
$4,100 Monthly lease payment	**$799** Monthly lease payment	**$72** Monthly lease payment

50 Billion Yearly Market Opportunity

Revenue from the factories: 58K × $4,100 × 12M = 29 BLN

Revenue from the factories: 58K Factories x $4,100 Monthly Lease x 12M = 29 BLN

Revenue from the factories: 1,000 Stations x $945 Monthly Lease x 12M = 11 BLN

Revenue from the factories: 140M House x $72 Monthly Lease x 12M = 10 BLN

Core Team

10 Dedicated People | **Palo Alto** HQ | **156** Years of Combined Experience



Taras Vodyanny
CEO

Serial entrepreneur. 13 years of experience in management, marketing and sales. Founder of the marketing agency TAK.



Olexandr Pryimak
CTO

Highly experienced engineer and inventor with a wide expertise in fields from mechanical engineering to aerodynamics.



Anna Pryimak
COO

Organizational psychologist with 11 years of management experience. Founder of the hardware startup incubator DIY LAB.

Industry Exits

SIROCCO ENERGY
Novel wind generation adapted to the urban environment

$12.2B	Westar Energy	acquired	Great Plains Energy
$21.1B	elpaso	acquired	Kinder Morgan
$17.6B	British Energy	acquired	EDF
$14.1B	e·on	acquired	e·on
$21B	Energy Transfer	acquired	Sunoco Logistics
$9.1B	integrys	acquired	WEC Energy Group
$8.3B	TexasGenco	acquired	nrg

Accomplished

- Built a dedicated team
- Developed wind turbine technology
- Conducted simulation and testing of technology
- Received funding from the EBRD
- Patented technology
- Won the FINTECC Climate Innovation award

Next Steps

FUNDING WILL HELP US

- Expand patent portfolio
- Offer product customization
- Increase the customer base
- Strengthen brand awareness
- Prepare the technology for mass production

Reg CF **Target $1M**









